Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 29, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

“Gallaher Group Plc have today been advised that Mr Neil England, Commercial Director, UK and Republic of Ireland, has purchased shares to enable him to participate in the Company’s Deferred Bonus Plan 2004-2006, as follows:

23 March 2004: 9,000 shares at £6.4937 per share
26 March 2004: 13,000 shares at £6.4237 per share

Under the terms of the Deferred Bonus Plan, participants must pledge to hold shares in the Company for the 3 year performance period. Any pay-out at the end of the performance period, is dependent upon the Company’s performance.

Following these purchases, Mr England has a beneficial interest in 45,456 shares in the Company.”

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 29, 2004	Title:	Deputy Company Secretary